SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D

          Information to be included in statements filed pursuant to rule 13d-1(a) and Amendments thereto filed pursuant to rule 13d-2(a)

                 Under the Securities Exchange Act of 1934

                            The Good Guys, Inc.
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                             (Name of Issuer)



                  Common Stock, par value $.001 per share
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                      (Title of Class of Securities)


                                 382091106
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                              (CUSIP Number)


                             Gary M. Lawrence
                 Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                       1700 Pacific Ave., Suite 4100
                            Dallas, Texas 75201
                              (214) 969-2800
 ------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               June 1, 1999
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                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


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CUSIP NO. 382091106                13D


(1)  Name of Reporting Person                        Ronald A. Unkefer
     I.R.S. Identification
     No. of Above Person (Entities Only)

(2)  Check the Appropriate Box if a                  (a)
     Member of a Group (See Instructions)            (b)

SEC Use Only

(4)  Source of Funds (See instructions)              PF

(5)  Check if Disclosure of Legal Proceedings        Not applicable
     is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization            United States of
                                                     America

Number of Shares    (7) Sole Voting Power            1,450,000
Beneficially Owned
By Each Reporting   (8) Shared Voting Power          None
Person with:
                    (9) Sole Dispositive Power       1,450,000

                    (10) Shared Dispositive Power    None

(11) Aggregate Amount Beneficially                   1,450,000
     Owned by Each Reporting Person

Check if the Aggregate Amount in
Row (11) Excludes Certain Shares
(See instructions)                                   [   ]

(13) Percent of Class Represented by Amount          9.1%
     in Row (11)

(14) Type of Reporting Person (See                   IN
     instructions)

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CUSIP NO. 514614106                13D

ITEM 1.   SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of The Good Guys, Inc. (the
"Company"), a Delaware corporation. The address of the Company's principal executive offices is 7000 Marina Boulevard, Brisbane, California 94005.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)  This statement is filed by Ronald A. Unkefer ("Unkefer").

     (b) The principal business address of Unkefer is 750 North St. Paul, Tenth Floor, Dallas, Texas 75201.

     (c) The present principal occupation or employment of Unkefer is to serve as Chairman and CEO of First Broadcasting Company, L.P.. The address of First Broadcasting Company's offices is 750 North St. Paul, Tenth Floor,
Dallas, Texas 75201.   Effective July 1, 1999, Unkefer will begin serving
as Chairman and Chief Executive Officer of the Company.

     (d) Unkefer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Unkefer has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Unkefer is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On June 1, 1999 Unkefer purchased from the Company for an aggregate purchase price of $4,689,880 (i) 1,450,000 shares of Common Stock Rule and
(ii) common stock purchase warrants (the "Warrants") to purchase 1,435,500 shares of Common Stock, a copy of which is attached hereto as EXHIBIT A and incorporate herein by reference. Unkefer is not the beneficial owner of the 1,435,500 shares of Common Stock underlying the Warrants because the Warrants may not be exercised in whole or in part within sixty (60) days of the date hereof. To acquire such shares and Warrants, Unkefer used the net proceeds obtained from a loan provided by First Broadcasting Management, LLC ("First Broadcasting") pursuant to that certain Promissory Note, dated as of June 8, 1999, by and between Unkefer and First Broadcasting, LLC, a copy of which is attached hereto as EXHIBIT B and incorporated herein by reference (the "Note").

ITEM 4.   PURPOSE OF TRANSACTION.

     Unkefer acquired the shares of Common Stock for investment purposes only.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

     (a) As of the date hereof, Unkefer directly and beneficially owns 1,450,000 shares of Common Stock, which represents approximately 9.1% of the outstanding shares of Common Stock of the Company, calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Counsel for the Issuer notified Unkefer that 15,982,350 shares of Common Stock are issued and outstanding as of June 8, 1999.

     (b) Unkefer has the sole power to vote or direct the vote of and the sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by Unkefer.

     (c) Other than the transaction reported in Item 3 above, during the past 60 days and including the date hereof, Unkefer has effected no transactions in the Common Stock of the Company.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Unkefer has no contracts, arrangements, understandings or relationships (legal or otherwise) between itself and any person with respect to any securities of the Company other than the Note and the Warrants.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

     The following are filed as Exhibits to this Statement on Schedule 13D:

     Exhibit A   Warrant

     Exhibit B   Promissory Note, dated as of June 8, 1999, by and between
                 Unkefer and First Broadcasting

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                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  June 11, 1999



                              /s/ RONALD A. UNKEFER
                              -------------------------------------
                              Ronald A. Unkefer

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                               EXHIBIT INDEX


                                                                       PAGE

Exhibit A   Warrant                                                    7

Exhibit B   Promissory Note, dated as of June 8, 1999, by             21
            and between Unkefer and First Broadcasting